Exhibit 99.12

May 29, 2007	0652620102-COA-R0001-00
British Columbia Securities Commission
Alberta Securities Commission
Saskatchewan Securities Commission
Ontario Securities Commission
Quebec Securities Commission
Nova Scotia Securities Commission
Subject Endako Mines/Technical Report on the Endako Mine
Dears Sirs/Mesdames:
I, Greg Z. Mosher, of Wardrop Engineering Inc. do hereby consent to the public filing with the above listed commissions and with any other applicable regulatory authorities, of the technical report entitled “Technical Report on the Endako Mine — British Columbia, Canada” dated May 29, 2007 (Document No. 0652620102-REP-R0001-05) in support of the, Press Release by Thompson Creek Metals Company Inc. dated April 16, 2007.
I also certify that I have read the Press Release being filed by Thompson Creek Metals Company Inc. dated April 16, 2007 and that it fairly and accurately represents the information in the Technical Report that supports the disclosure.
Dated this 29th day of May 2007
SIGNED

“Original Document, Revision 00 signed and sealed by Greg Z. Mosher, P.Geo.”

Greg Z. Mosher, P.Geo. Senior Geologist Wardrop Engineering Inc.